Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE THIRD QUARTER THAT ENDED ON SEPTEMBER 30, 2019

Buenos Aires, Argentina, November 11, 2019– Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the third quarter that ended on September 30, 2019 (the “Quarter”).

HIGHLIGHTS

➢

Comprehensive income attributable to Grupo Financiero Galicia S.A. (or “GFG” or “Grupo Financiero Galicia”) for the Quarter reached Ps.11,060 million, 168% higher than the Ps.4,131 million recorded in the third quarter of 2018. Net income attributable to GFG amounted to Ps.11,581 million, 175% higher than the Ps.4,212 million recorded in 2018. Net profit per share for the quarter amounted to Ps.8.12, compared to Ps.2.95 per share recorded for the same quarter of the 2018 fiscal year.

➢

The Quarter’s results were mainly attributable to the income derived from GFG’s interests in Banco de Galicia y Buenos Aires S.A.U. (or “Banco Galicia” or “the Bank”), for Ps.10,091 million, in Tarjetas Regionales S.A., for Ps.1,139 million, in Sudamericana Holding S.A., for Ps.228 million, and in Galicia Administradora de Fondos S.A. (or “GAF”), for Ps.85 million, increased by a net operating income of Ps.131 million and partially offset by personnel and administrative expenses of Ps.53 million.

➢

The Bank’s market share of loans to the private sector was 11.43% and 10.13% for deposits from the private sector, increasing 86 basis points (“bp”) and decreasing 91 bp, respectively, as compared to September 30, 2018.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.36,905 million, increasing Ps-7,785 million (27%), and the computable capital was Ps.73,457 million, increasing Ps.24,683 million (51%), as compared to the third quarter of 2018. The excess of computable capital over the capital requirement amounted to Ps.36,552 million, and the total capital ratio was 16.36%.

Conference Call:

November 12, 2019, 11:00 am Eastern Time (13:00 Buenos Aires Time)

Call-in number: +1 323-994-2093

Conference ID: 8954244

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2019	2018	Variation (%/bp)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Financial Information
Assets	658,274	645,971	517,801	2	27
Net loans and other financing	385,463	294,087	293,940	31	31
Deposits	379,996	408,389	320,052	(7)	19
Shareholders’ equity attributable to GFG	84,375	73,318	50,439	15	67
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	59.13	51.38	35.35	775	2,378
Net income attributable to GFG	11,581	11,580	4,212	-	175
Net income per share (in pesos)	8.12	8.11	2.95	1	517

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2019	2018		Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Return (1) on average assets (2)	7.05	7.32	3.55	(27)	350
Return (1) on average shareholders´ equity (2)	58.15	68.87	34.63	(1,072)	2,352
Financial Margin (2) (3)	20.48	21.15	14.54	(67)	594
Efficiency ratio (4)	37.25	36.92	47.85	44	(1,049)
Total capital ratio (5)	16.48	16.82	14.30	(34)	218
Non-performing loans / Private-sector loans	5.25	5.89	3.07	(64)	218
Allowance for loan losses / Private-sector loans	5.57	6.05	3.13	(48)	244
Allowance for loan losses / Non-accrual loans	106.01	102.75	101.80	326	421
Cost of risk (2)	3.78	5.82	4.15	(204)	(37)

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5) Banco Galicia consolidated with Tarjetas Regionales. S.A.

Market Indicators		2019	2018	Variation
In pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Market price					(bp)
Shares – BYMA	81.55	151.60	105.65	(7,005)	(2,410)
ADS – NASDAQ (in US$)	13.00	35.50	25.43	(2,250)	(1,243)
Price BYMA / book value	1.38	2.95	2.99	(157)	(161)
Average daily volume (in thousands of shares)	(%)
BYMA	1,907	1,485	1,587	28	20
NASDAQ (1)	24,279	16,046	14,035	51	73
Market share (%)	(bp)
Banco Galicia
Loans to the private sector	11.43	10.62	10.57	81	86
Deposits from the private sector	10.13	10.68	11.04	(55)	(91)
Galicia Administradora de Fondos S.A.	10.66	11.16	10.17	(50)	49

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Results from Equity Investments	11,519	11,481	4,186	-	175
Banco de Galicia y Buenos Aires S.A.U.	10,091	10,107	3,400	-	197
Tarjetas Regionales S.A.	1,139	922	524	24	117
Galicia Administradora de Fondos S.A.	85	114	78	(25)	9
Sudamericana Holding S.A.	228	340	166	(33)	37
Other subsidiaries	(24)	(2)	18	1,100	(233)
Net operating income	131	109	59	20	122
Administrative expenses	(53)	(52)	(26)	2	104
Other operating income and expenses	(2)	(5)	3	-	-
Income tax	(14)	47	(10)	(130)	40
Net income attributable to GFG	11,581	11,580	4,212	-	175
Other comprehensive income	(521)	29	(81)	(1,897)	543
Comprehensive income attributable to GFG	11,060	11,609	4,131	(5)	168

Net income attributable to GFG for the Quarter amounted to Ps.11,581 million, which represented a 7.05% annualized return on average assets and a 58.15% return on average shareholders’ equity.

The abovementioned result was mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.10,091 million, in Tarjetas Regionales S.A., for Ps.1,139 million, in Sudamericana Holding S.A., for Ps.228 million, and in GAF, for Ps.85 million.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Assets
Cash and due from banks	110,652	127,897	116,815	(13)	(5)
Debt securities	57,149	147,524	22,563	(61)	153
Net loans and other financing	385,463	294,087	293,940	31	31
Other financial assets	77,292	50,716	65,817	52	17
Property, bank premises, equipment	13,890	13,924	10,522	-	32
Intangible assets	5,466	4,859	1,112	12	392
Other assets	8,199	6,670	6,788	23	21
Assets available for sale	163	294	244	(45)	(33)
Total assets	658,274	645,971	517,801	2	27
Liabilities
Deposits	379,996	408,389	320,052	(7)	19
Financing from financial entities	27,332	21,808	26,457	25	3
Other financial liabilities	95,762	72,238	64,966	33	47
Notes	26,788	35,226	26,794	(24)	-
Subordinated notes	14,595	10,973	10,357	33	41
Other liabilities	27,003	21,829	17,011	24	59
Total liabilities	571,476	570,463	465,637	-	23
Shareholders’ equity attributable to third parties	2,423	2,190	1,725	11	40
Shareholders’ equity attributable to GFG	84,375	73,318	50,439	15	67

3

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Net interest income	8,657	3,085	7,745	181	12
Interest income	29,294	23,460	18,591	25	58
Interest related expenses	(20,637)	(20,375)	(10,846)	1	90
Net fee income	6,109	5,695	4,775	7	28
Fee income	7,398	6,781	5,590	9	32
Fee related expenses	(1,289)	(1,086)	(815)	19	58
Net results from financial instruments	13,539	18,182	5,192	(26)	161
Gold and foreign currency quotation differences	1,869	2,239	(54)	(17)	3.561
Other operating income	2,899	2,869	1,926	1	51
Underwriting income from insurance business	817	668	626	22	31
Loan loss provisions	(3,847)	(4,578)	(2,827)	(16)	36
Net operating income	30,043	28,160	17,383	7	73
Personnel expenses	(5,020)	(4,488)	(3,390)	12	48
Administrative expenses	(5,039)	(5,009)	(3,783)	1	33
Depreciations and devaluations of assets	(647)	(634)	(297)	2	118
Other operating expenses	(5,233)	(5,051)	(3,610)	4	45
Operating income	14,104	12,978	6,303	9	124
Income tax	(2,290)	(1,210)	(1,983)	89	15
Net income	11,814	11,768	4,320	-	173
Net income attributable to third parties	233	188	108	24	116
Net income attributable to GFG	11,581	11,580	4,212	-	175
Other comprehensive income(1)	(521)	29	(81)	(1,897)	543
Total comprehensive income	11,293	11,797	4,239	(4)	166
Comprehensive income attributable to third parties	233	188	108	24	116
Comprehensive income attributable to GFG	11,060	11,609	4,131	(5)	168
(1) Net of income tax.

Additional Information			2019		2018
	3Q	2Q	1Q	4Q	3Q
Employees	9,824	9,888	9,926	10,209	10,455
Banco Galicia	6,247	6,256	6,205	6,294	6,457
Tarjetas Regionales S.A.	3,161	3,227	3,301	3,488	3,564
Galicia Administradora de Fondos	29	23	24	22	21
Sudamericana Holding	375	372	380	381	386
Other subsidiaries	12	10	16	24	27
Branches and other points of sales	545	552	558	563	556
Banco Galicia	325	325	325	325	319
Tarjetas Regionales S.A.	220	227	233	238	237
Deposit Accounts at Banco Galicia (in thousands)	5,140	4,965	4,781	4,760	4,637
Credit Cards (in thousands)	13,852	14,171	14,185	13,916	14,286
Banco Galicia	5,191	5,527	5,501	5,098	5,029
Tarjetas Regionales S.A.	8,661	8,644	8,684	8,818	9,257
GAF’ assets under management (millions of pesos)	69,222	86,496	80,910	60,404	58,115
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	12.49	9.51	11.78	11.50	14.10
Wholesale price index (IPIM) (%)	15.94	11.57	8.22	4.50	27.50
Acquisition value unit (UVA)	41.26	38.03	33.97	31.06	26.73
Exchange rate (Ps./US$)(1)	57.56	42.45	43.35	37.81	40.90
Badlar (quarterly averages)(2)	54.67	50.82	41.83	50.21	37.08
(1)	References foreign currency exchange rates in accordance with Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the Quarter.
(2)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

4

BANCO GALICIA

HIGHLIGHTS

➢

Net income for the Quarter amounted to Ps.10,091 million, Ps.6,690 million (197%) higher than the figure recorded in the same quarter of the 2018 fiscal year, mainly due to an 87% increase in net operating income.

➢

Net operating income for the Quarter amounted to Ps.23,834 million, Ps.11,066 million higher than the Ps.12,768 million recorded in the third quarter of 2018, mainly as a consequence of the growth in net income from financial instruments and from gold and foreign currency quotation differences, partially offset by higher loan-loss provisions.

➢

The credit exposure to the private sector reached Ps.348,582 million for the Quarter, up 16% from Ps.299,400 million recorded in the third quarter of 2018, and deposits reached Ps.382,810 million, up 19% from Ps.320,367 million. As of September 30, 2019, the Bank’s estimated market share of loans to the private sector was 11.43% while its estimated market share of deposits from the private sector was 10.13%.

➢

The non-accrual loan portfolio represented 3.97% of total loans to the private sector, recording an increase of 160 bp from the 2.37% recorded at the end of the same quarter of the 2018 fiscal year, while coverage with allowances for loan losses reached 110.56%.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.36,905 million (up Ps.7,785 million or 27%), and the computable capital amounted to Ps.73,457 million (up Ps.24,683 million or 51%). The excess of computable capital over the minimum capital requirement amounted to Ps.36,552 million, and the total capital ratio was 16.36%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco Galicia as consolidated, except where otherwise noted. Due to the sale of the Bank’s stake in Galicia Valores, since the Quarter figures reflect the balances of Banco Galicia on an individual basis. The balances of the previous quarters reflect those of Banco Galicia consolidated with Galicia Valores and, until the first quarter of 2019, consolidated with Saturno Financial Trust.

5

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Net interest income	6,562	820	5,770	700	14
Net fee income	2,928	3,066	2,691	(5)	9
Net results from financial instruments	12,945	17,645	4,843	(27)	167
Gold and foreign currency quotation differences	1,678	2,263	(83)	(26)	2,122
Other operating income	2,488	2,420	1,579	3	58
Loan-loss provisions	(2,767)	(3,142)	(2,032)	(12)	36
Net operating income	23,834	23,072	12,768	3	87
Personnel expenses	(3,723)	(3,321)	(2,324)	12	60
Administrative expenses	(3,230)	(3,400)	(2,249)	(5)	44
Depreciations and devaluations of assets	(482)	(479)	(206)	1	134
Other operating expenses	(4,408)	(4,252)	(3,029)	4	46
Operating income	11,991	11,620	4,960	3	142
Results from associates and joint businesses	57	50	26	14	119
Income tax	(1,957)	(1,563)	(1,585)	25	23
Net income	10,091	10,107	3,401	-	197
Net income attributable to third parties	-	-	1	-	(100)
Net income attributable to Banco Galicia	10,091	10,107	3,400	-	197
Other comprehensive income	(486)	35	(82)	(1,489)	493
Total comprehensive income	9,605	10,142	3,319	(5)	189

Profitability and Efficiency		2019	2018	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Return (1) on average assets	6.73	7.16	3.36	(43)	337
Return (1) on average shareholders’ equity	61.39	73.59	35.60	(1,220)	2,579
Financial margin(1)(2)	19.04	19.61	13.27	(57)	577
Efficiency ratio (3)	33.61	33.11	45.74	50	(1,213)
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

During the Quarter, net income attributable to Banco Galicia amounted to Ps.10,091 million, Ps.6,690 million (197%) higher than the Ps.3,401 million for the same quarter of the previous fiscal year, as a result of a Ps.11,066 million (87%) higher net operating income, which was mainly due to the Ps.8,102 million growth in net income from financial instruments, and a Ps.1,761 million profit from gold and foreign currency quotation differences.

Other comprehensive income mainly reflects the difference between the results from the valuation through amortized cost versus the fair value of the Bonar 2024 bond (AY24D).

6

Net Interest Income		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Interest income	25,374	19,358	15,265	31	66
Private sector securities	25	23	41	9	(39)
Public sector securities	882	694	469	27	88
Loans and other financing	20,541	18,510	14,384	11	43
Financial sector	695	530	624	31	11
Non-financial private sector	19,846	17,980	13,760	10	44
Overdrafts	3,244	2,266	2,985	43	9
Promissory notes	4,329	3,182	2,845	36	52
Mortgage notes	2,283	2,657	1,350	(14)	69
Pledge loans	235	153	109	54	116
Personal loans	2,500	2,421	1,973	3	27
Credit-card loans	5,643	5,949	3,562	(5)	58
Financial leases	146	145	127	1	15
Other	1,466	1,207	809	21	81
Other interest-earning assets	3,926	131	371	2,897	958
Interest expenses	(18,812)	(18,538)	(9,495)	1	98
Deposits from the non-financial private sector	(16,632)	(16,341)	(7,821)	2	113
Saving accounts	(2)	(1)	(1)	100	100
Time deposits and term investments	(14,294)	(14,012)	(6,652)	2	115
Other	(2,336)	(2,328)	(1,168)	-	100
Financing from financial institutions	(359)	(388)	(270)	(7)	33
Repurchase agreement transactions	(77)	(150)	(40)	(49)	93
Other interest-bearing liabilities	(332)	(228)	(242)	46	37
Notes	(1,412)	(1,431)	(1,122)	(1)	26
Net interest income	6,562	820	5,770	700	14

Net interest income for the Quarter amounted to Ps.6,562 million, with a Ps.792 million (14%) increase compared to the Ps.5,770 million profit from the same quarter of the 2018 fiscal year. This increase was primarily a result of a Ps.6,157 million (43%) higher interest on loans and other financing and of Ps.3,555 million (958%) from repurchase agreement transactions.

7

Yield and Rates(1)				2019		2018		Variation (%/ bp)
Average balances: in millions of pesos		3Q		2Q		3Q		vs 2Q19		vs 3Q18
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	270,161	52.40	259,761	57.00	180,451	37.94	4	(460)	50	1,446
Government securities	88,904	58.13	116,299	66.38	28,941	42.78	(24)	(825)	207	1,535
Loans	153,345	47.66	137,337	48.88	144,153	36.54	12	(122)	6	1,112
Other interest-earning assets	27,912	60.20	6,125	61.19	7,357	46.21	356	(99)	279	1,399
In foreign currency	127,438	2.51	116,638	5.69	82,969	5.93	9	(318)	54	(342)
Government securities	12,495	(38.35)	10,394	(0.27)	3,522	13.86	20	(3,808)	255	(5,221)
Loans	113,421	6.94	104,981	5.95	78,101	5.49	8	99	45	145
Other interest-earning assets	1,522	7,36	1,263	32.94	1,346	10.40	21	(2,258)	13	(304)
Interest-earning assets	397,599	36.41	376,399	41.10	263,420	27.85	6	(469)	51	856
In pesos	179,098	38.59	182,174	39.49	129,511	27.47	(2)	(90)	38	1,112
Saving accounts	35,098	0.98	31,237	1.33	27,515	0.81	12	(35)	28	17
Time deposits	131,257	50.19	136,558	47.45	88,122	34.86	(4)	274	49	1,533
Debt securities	9,542	11.86	10,465	44.72	10,380	33.14	(9)	(3,286)	(8)	(2,128)
Other interest-bearing liabilities	3,201	54.98	3,914	52.43	3,494	34.23	(18)	255	(8)	2,075
In foreign currency	179,656	1.79	178,798	1.41	133,112	1.73	-	38	35	6
Saving accounts	113,649	-	116,362	-	78,830	-	(2)	-	44	-
Time deposits	26,478	0.95	26,129	0.60	26,008	1.28	1	35	2	(33)
Debt securities	20,951	7.92	18,853	7.19	11,137	8.40	11	73	88	(48)
Other interest-bearing liabilities	18,578	7.04	17,454	5.80	17,137	6.07	6	124	8	97
Interest-bearing liabilities	358,754	20.16	360,972	20.63	262,623	14.43	(1)	(47)	37	573

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator

The average interest-earning assets amounted to Ps.397,599 million, growing Ps.134,179 million (51%) as compared to the third quarter of the previous fiscal year, primarily as a result of the Ps.59,963 million (207%) increase in the average portfolio of peso-denominated government securities and of Ps.35,320 million (45%) in the average balance of dollar-denominated loans to the private sector, due to the evolution of the exchange rate.

Interest-bearing liabilities reached Ps.358,754 million, increasing Ps.96,131 million (37%) during the same period, primarily due to a Ps.43,135 million (49%) increase in peso-denominated time deposits and to a Ps.34,819 million (44%) increase in the average balances of dollar-denominated saving accounts as a consequence of the evolution of the exchange rate.

The average yield on interest-earning assets for the Quarter was 36.41%, representing an 856 bp increase as compared to the same quarter of the prior fiscal year, mainly due to an increase of 1,535 bp in the average yield on peso-denominated government securities, and of 1,112 bp in the average interest rate on peso-denominated loans. Likewise, the average cost of interest-bearing liabilities was 20.16%, with a 573 bp increase compared to the third quarter of the prior fiscal year mainly due to the 1,533 bp increase in the average interest rate on peso-denominated time deposits and the 2,075 bp increase in the average interest rate on other interest-bearing liabilities.

8

Net Fee Income		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Credit cards	1,540	1,647	1,289	(6)	19
Deposit accounts	765	779	815	(2)	(6)
Insurance	189	220	153	(14)	24
Financial fees	59	69	64	(14)	(8)
Credit- related fees	24	21	34	14	(29)
Foreign trade	379	300	230	26	65
Collections	279	241	161	16	73
Utility-Bills collection services	375	320	199	17	88
Mutual Funds	183	186	127	(2)	44
Other	306	236	214	30	43
Total fee income	4,099	4,019	3,286	2	25
Total expenditures	(1,171)	(953)	(595)	23	97
Net fee income	2,928	3,066	2,691	(5)	9

Net fee income amounted to Ps.2,928 million, up 9% from the Ps.2,691 million recorded in the third quarter of the previous fiscal year. This increase was primarily a result of the increase in fees related to credit cards (Ps.251 million or 19%).

Net Income from Financial Instruments		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Government securities	11,052	18,852	2,684	(41)	312
Argentine Central Bank	12,355	19,301	1,660	(36)	644
Other	(1,303)	(449)	1,024	190	(227)
Private sector securities	209	470	201	(56)	4
Derivative financial instruments	1,684	(1,661)	1,958	(201)	(14)
Forward transactions	1,707	(1,626)	1,974	(205)	(14)
Interest-rate swaps	(23)	(35)	(16)	(34)	44
Result from other financial assets/liabilities	-	(16)	-	(100)	-
Net income from financial instruments	12,945	17,645	4,843	(27)	167

Net income from financial instruments for the Quarter amounted to Ps.12,945 million, up Ps.8,102 million from the Ps.4,843 million recorded in the same quarter of the 2018 fiscal year, as a result of the increase in results from government securities, due to a higher holding of Argentine Central Bank paper (Leliq). The remaining Government securities recorded a Ps.2,327 million decrease as a result of a lower yield on Treasury Bills (Lecap)

During the Quarter a Ps.1,678 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.83 million loss from the same quarter of the 2018 fiscal year. This result includes a Ps.3,811 million gain from foreign-currency trading.

Other Operating Income		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Other financial income(1)(2)	744	(2)	66	(37,300)	1,027
Fees from bundles of products(1)	883	852	584	4	51
Rental of safe deposit boxes(1)	154	152	108	1	43
Other fee income(1)	171	177	124	(3)	38
Other adjustments and interest on miscellaneous receivables	367	549	507	(33)	(28)
Other	169	692	190	(76)	(11)
Total other operating income	2,488	2,420	1,579	3	58

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

9

Other Operating Income for the Quarter reached Ps.2,488 million, increasing Ps.909 million from the Ps.1,579 million profit recorded in the third quarter of the 2018 fiscal year, mainly as a result of a Ps.678 million increase in other financial results, as a consequence of the repurchase of certain notes.

Provisions for loan losses for the Quarter amounted to Ps.2,767 million, Ps.735 million higher than those recorded in the same quarter of the prior fiscal year, due to the evolution of credits in arrears in the consumer portfolio and to higher regulatory provisions on the portfolio in normal situations as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.3,723 million, increasing 60% from the same quarter of the 2018 fiscal year, mainly due to salary increase agreements with the union.

Administrative Expenses		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Fees and compensations for services	262	577	201	(55)	30
Fees to directors and syndics	9	9	7	-	29
Publicity, promotion and research expenses	209	246	128	(15)	63
Taxes	668	674	395	(1)	69
Maintenance and communications	385	367	275	5	40
Electricity and communications	264	245	168	8	57
Stationery and office supplies	60	65	23	(8)	161
Rentals(1)	-	-	129	-	N/A
Hired administrative services	307	490	284	(37)	8
Security	100	93	117	8	(15)
Insurance	21	23	13	(9)	62
Other	945	611	509	55	86
Total administrative expenses	3,230	3,400	2,249	(5)	44

(1) As of fiscal year 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and other operating expenses, respectively.

Administrative expenses for the Quarter totaled Ps.3,230 million, up 44% from the amount recorded in the third quarter of the 2018 fiscal year (below accumulated inflation in the period), as a consequence of higher taxes, equal to Ps.273 million (69%), and maintenance and communications expenses of Ps.110 million (40%), as compared to the third quarter of the 2018 fiscal year. Other administrative expenses increased 86% mainly due to higher cash transportation expenses, as compared with the same quarter of the 2018 fiscal year.

Depreciation and devaluation of assets amounted to Ps 482 million, up 134% from the third quarter of the 2018 fiscal year. This loss includes Ps.103 million from financial leases.

10

Other Operating Expenses		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Contribution to the Deposit Insurance Fund(1)(2)	190	178	108	7	76
Other financial expenses(1)(2)	601	303	99	98	507
Turnover tax	2,134	1,902	1,581	12	35
On financial income(1)(2)	1,542	1,400	1,094	10	41
On fees(1)	519	439	430	18	21
On other items	73	63	57	16	28
Other fee-related expenses(1)	1,090	906	778	20	40
Charges for other provisions	170	782	326	(78)	(48)
Claims	64	53	60	21	7
Other	159	128	77	24	106
Total other operating expenses	4,408	4,252	3,029	4	46
(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other Operating Expenses reached Ps.4,408 million, increasing Ps.1,379 million (46%) from the Ps.3,029 million recorded in the third quarter of the 2018 fiscal year.

The income tax charge was Ps.1,957 million, Ps.372 million higher than in the third quarter of the 2018 fiscal year. In the second quarter of the 2019 fiscal year, the income tax charge was adjusted as a result of the application of the tax inflation adjustment established by the income tax law.

SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Assets
Cash and due from banks	109,545	127,019	116,288	(14)	(6)
Debt securities	57,728	148,049	22,019	(61)	162
Net loans and other financing	297,322	248,417	253,978	20	17
Other financial assets	115,985	43,142	62,321	169	86
Equity investments in subsidiaries, associates and joint businesses	272	265	180	3	51
Property, bank premises, equipment	12,279	12,292	9,567	-	28
Intangible assets	4,776	4,257	685	12	597
Other assets	3,978	2,832	4,306	40	(8)
Assets available for sale	163	294	244	(45)	(33)
Total assets	602,048	586,567	469,588	3	28
Liabilities
Deposits	382,810	409,171	320,367	(6)	19
Financing from financial entities	27,010	21,402	23,637	26	14
Other financial liabilities	71,847	47,719	47,481	51	51
Notes	14,503	20,120	15,273	(28)	(5)
Subordinated notes	14,595	10,973	10,357	33	41
Other liabilities	21,439	16,938	12,712	27	69
Total liabilities	532,204	526,323	429,827	1	24
Shareholders’ equity	69,844	60,244	39,761	16	76
Foreign currency assets and liabilities
Assets	224,394	227,598	193,734	(1)	16
Liabilities	217,223	237,534	195,557	(9)	11
Net forward purchases/(sales) of foreign currency (1)	(1,106)	8,810	2,728	(113)	(141)
Net global position in foreign currency	6,065	(1,126)	905	(639)	570
(1)	Recorded off-balance sheet.

11

LEVEL OF ACTIVITY

Financing to the Private Sector(1)		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
In pesos	220,834	175,412	174,882	26	26
Loans	173,418	130,734	140,542	33	23
UVA-adjusted loans	24,907	22,582	13,332	10	87
Financial leases	982	1,101	1,495	(11)	(34)
Debt securities	321	381	492	(16)	(35)
Other financing(2)	21,206	20,614	19,021	3	11
In foreign currency	127,748	119,917	124,518	7	3
Loans	104,601	100,442	98,580	4	6
Financial leases	1,610	1,117	1,037	44	55
Debt securities	1,606	2,907	5,359	(45)	(70)
Other financing(2)	19,931	15,451	19,542	29	2
Total financing to the private sector	348,582	295,329	299,400	18	16
(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of September 30, 2019, the total financing to the private sector reached Ps.348,582 million, representing a 16% increase from the prior fiscal year, mainly as a result of the growth of the peso-denominated loan portfolio (24%). Dollar-denominated loans, measured in dollars, decreased 25% from the same quarter of the 2018 fiscal year.

Market Share(1)	2019	2019	2018	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Total loans	11.51	10.66	10.66	85	85
Loans to the private sector	11.43	10.62	10.57	81	86

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of September 30, 2019, was 11.43%, increasing 86 bp from September 30, 2018.

12

Breakdown of loans and other financing		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Financial entities	10,634	6,778	8,866	57	20
Loans	10,633	6,771	8,860	57	20
Other financing	1	7	6	(86)	(83)
Non-financial private sector and residents abroad	300,250	254,445	251,352	18	19
Loans	292,293	246,987	243,594	18	20
Overdrafts	23,716	14,978	24,697	58	(4)
Promissory notes	66,093	39,279	43,849	68	51
Mortgage loans	14,772	12,041	11,826	23	25
Pledge loans	3,137	2,394	1,112	31	182
Personal loans	25,961	26,320	24,792	(1)	5
Credit-card loans	78,913	68,733	62,892	15	25
Other Loans	69,794	75,572	71,509	(8)	(2)
Accrued interest, adjustments and foreign currency quotation differences receivable	11,196	8,878	4,031	26	178
Documented interest	(1,289)	(1,208)	(1,114)	7	16
Financial leases	2,592	2,218	2,532	17	2
Other financing	5,365	5,240	5,226	2	3
Non-financial public sector	-	35	1	(100)	(100)
Total loans and other financing	310,884	261,258	260,219	19	19
Allowances	(13,562)	(12,841)	(6,241)	6	117
Loans	(13,294)	(12,697)	(6,157)	5	116
Financial leases	(34)	(33)	(31)	3	10
Other financing	(234)	(111)	(53)	111	342
Net loans and other financing	297,322	248,417	253,978	20	17

As of September 30, 2019, net loans and other financing after provisions amounted to Ps.297,322 million, growing 17% from September 30, 2018, mainly as a result of a 20% increase in loans to the private sector.

Loans by Type of Borrower		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Large corporations	119,836	95,248	103,416	26	16
SMEs	61,457	52,414	51,066	17	20
Individuals	112,226	99,556	88,066	13	27
Financial sector	10,633	6,771	8,860	57	20
Residents abroad	2,938	3,405	3,830	(14)	(23)
Other	506	386	698	31	(28)
IFRS adjustment	(4,670)	(3,987)	(3,481)	17	34
Total loans	302,926	253,793	252,455	19	20
Allowances	(13,294)	(12,697)	(6,157)	5	116
Net total loans	289,632	241,096	246,298	20	18

13

Loans by Sector of Activity		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Financial sector	10,633	6,771	8,860	57	20
Residents abroad	2,938	3,405	3,830	(14)	(23)
Services	26,328	17,714	16,311	49	61
Agriculture and livestock	40,798	33,985	30,573	20	33
Consumer	112,239	99,561	88,105	13	27
Retail and wholesale trade	24,209	21,321	23,029	14	5
Construction	4,362	3,077	3,662	42	19
Manufacturing industry	59,726	50,555	58,199	18	3
Other	26,363	21,391	23,367	23	13
IFRS adjustment	(4,670)	(3,987)	(3,481)	17	34
Total loans	302,926	253,793	252,455	19	20
Allowances	(13,294)	(12,697)	(6,157)	5	116
Net total loans	289,632	241,096	246,298	20	18

In the last twelve months, loans to the private sector registered growth, particularly those granted to individuals (Ps.24,160 million or 27%) and to large corporations (Ps.16,420 million or 16%). Higher growth was recorded in the consumer sector (Ps.24,134 million or 27%), in the agricultural and livestock sector (Ps.10,225 million or 33%) and in the manufacturing industry (Ps.1,527 million or 3%).

Net Exposure to the Argentine Public Sector(1)		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Government securities’ net position	71,810	159,626	29,983	(55)	140
Lebac	-	-	1,260	-	(100)
Leliq	45,759	129,646	12,923	(65)	254
Botes	11,254	10,513	9,355	7	20
Other	14,797	19,467	6,445	(24)	130
Other receivables resulting from financial brokerage	46,539	74	63	N/A	N/A
Repurchase agreement transactions - BCRA	46,501	-	-	100	100
Loans and other financing	1	42	7	(98)	(86)
Trust certificates of participation and securities	37	32	56	16	(34)
Total exposure to the public sector	118,349	159,700	30,046	(26)	294

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of September 30, 2019, the Bank’s exposure to the public sector amounted to Ps.118,349 million, recording a 294% increase during the last twelve months. Excluding Central Bank paper, net exposure to the public sector reached Ps.26,089 million (4% of total assets), while as of September 30, 2018, it amounted to Ps.15,863 million (3% of total assets). Other government securities include holdings of Lelink and of Bonar 2024 (AY24D), for Ps.9,762 million and Ps.4,686 million, respectively.

14

Deposits		2019	2018		Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
In pesos	226,302	220,832	167,113	2	35
Current accounts	55,789	42,206	34,347	32	62
Saving accounts	53,697	58,024	45,870	(7)	17
Time deposits	108,660	111,656	80,204	(3)	35
UVA-adjusted time deposits	550	1,269	2,278	(57)	(76)
Other	1,983	1,703	1,196	16	66
Interests and adjustments	5,623	5,974	3,218	(6)	75
In foreign currency	156,508	188,339	153,254	(17)	2
Saving accounts	132,072	163,297	125,680	(19)	5
Time deposits	23,365	23,929	26,545	(2)	(12)
Other	1,035	1,093	952	(5)	9
Interests and adjustments	36	20	77	80	(53)
Total deposits	382,810	409,171	320,367	(6)	19

As of September 30, 2019, the Bank’s deposits amounted to Ps.382,810 million, representing a 19% increase during the last twelve months. Peso-denominated deposits increased by 35% in the same period, mainly due to a Ps.28,456 million (35%) increase in time deposits and a Ps.21,442 million (62%) increase in deposits in current accounts. Dollar-denominated deposits decreased by 27% in the last twelve months. During the Quarter, total deposits decreased by 6%, with dollar-denominated deposits decreasing by 39%.

At the end of the Quarter, there were 5.1 million deposit accounts, 8% more than a year before.

Market Share(1)	2019	2019	2018	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Total deposits	8.41	9.07	8.39	(66)	2
Private sector deposits	10.13	10.68	11.04	(55)	(91)
(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of September 30, 2019, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.13%, recording a 91 bp increase from a year before.

Financial Liabilities		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Financial entities	27,010	21,402	23,637	26	14
Financing from credit-card purchases	13,463	11,664	11,120	15	21
Notes	14,503	20,120	15,273	(28)	(5)
Subordinated notes	14,595	10,973	10,357	33	41
Creditors from purchases of foreign currency	38,645	1,651	15,658	2.241	147
Collections on account of third parties	10,400	7,760	6,009	34	73
Other financial liabilities	9,339	26,644	14,694	(65)	(36)
Total financial liabilities	127,955	100,214	96,748	28	32

Financial liabilities at the end of the Quarter amounted to Ps.127,955 million, Ps.31,207 million (32%) higher than the Ps.96,748 million recorded a year before. This growth was mainly due to the increase of creditors from purchases of foreign currency (Ps.22,987 million or 147%) and of collections on account of third parties (Ps.4,391 million or 73%).

15

ASSET QUALITY

Loan Portfolio Quality		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Non-accrual loans(1)	12,024	11,755	5,976	2	101
With preferred guarantees	1,015	583	446	74	128
With other guarantees	1,060	868	703	22	51
Without guarantees	9,949	10,304	4,827	(3)	106
Allowance for loan losses	13,294	12,697	6,157	5	116
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	3.97	4.63	2.37	(66)	160
Allowance for loan losses to private-sector loans	4.39	5.00	2.44	(61)	195
Allowance for loan losses to non-accrual loans	110.56	108.01	103.03	255	753
Non-accrual loans with guarantees to non-accrual loans	17.26	12.34	19.23	492	(197)
Cost of risk(2)	2.92	4.63	3.45	(171)	(53)

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.12,024 million as of September 30, 2019, representing 3.97% of total loans to the private-sector, increasing 160 bp from the 2.37% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 110.56% as of the end of the Quarter, as compared to 103.03% from a year before.

In terms of total financing (defined as loans, certain other receivable financial asset accounts, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 3.55% of total financing to the private-sector, and its coverage with allowances for loan losses reached 110.71%, as compared to 2.02% and 104.23% of a year before, respectively.

Analysis of Loan Loss Experience		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Allowance for loan losses at the beginning of the Quarter
Changes in the allowance for loan losses	12,697	10,659	4,918	19	158
Provisions charged to income
Provisions charged to income	2,138	2,879	1,888	(26)	13
Charge offs	(1,458)	(841)	(649)	73	125
Others	(83)	-	-	-	-
Allowance for loan losses at the end of the Quarter	13,294	12,697	6,157	5	116
Charge to the income statement
Provisions charged to income(1)	(2,138)	(2,879)	(1,888)	(26)	13
Direct charge offs(1)	(112)	(91)	(92)	23	22
Bad debts recovered	68	46	33	48	106
Net charge to the income statement	(2,182)	(2,924)	(1,947)	(25)	12
(1) Item included for calculating the cost of risk.

During the Quarter, Ps.1,458 million were charged off against the allowance for loan losses, and direct charges to the income statement for Ps.112 million were made.

16

CAPITALIZATION AND LIQUIDITY

Regulatory Capital		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Minimum capital required (A)	36,905	29,485	29,120	25	27
Allocated to credit risk	28,809	23,041	24,642	25	17
Allocated to market risk	1,392	596	943	134	48
Allocated to operational risk	6,704	5,848	3,535	15	90
Computable capital (B)	73,457	60,788	48,774	21	51
Tier I	54,718	46,709	35,322	17	55
Tier II	18,739	14,079	13,452	33	39
Excess over required capital (B) (A)	36,552	31,303	19,654	17	86
Risk weighted assets	449,140	357,941	348,263	25	29
				Variation (bp)
Total capital ratio (%)	16.36	16.98	14.01	(62)	235
Tier I capital ratio (%)	12.18	13.05	10.14	(87)	204

As of September 30, 2019, the Bank’s computable capital amounted to Ps.73,457 million, Ps.36,552 million (99%) higher than the Ps.36,905 million minimum capital requirement. As of September 30, 2018, this excess amounted to Ps.19,654 million (67%).

The minimum capital requirement increased Ps.7,785 million as compared to September 30, 2018, mainly due to the growth of the private-sector loan portfolio, which was due to the evolution of the exchange rate. Computable capital increased Ps.24,683 million in the same period, primarily as consequence of a Ps.19,396 million increase in Tier I, which was due to an increase in results that was partially offset by higher regulatory deductions. Tier II capital increased Ps.5,287 million as a result of the effect of the evolution of the exchange rate on the subordinated debt. The total capital ratio was 16.36%, increasing 235 bp during the last twelve months.

Liquidity		2019	2018	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Cash and due from banks	109,545	127,019	116,288	(14)	(6)
Government securities	20,240	105,462	15,897	(81)	27
Call-money	1,587	410	1,074	287	48
Overnight placements in correspondent banks	2,928	3,393	4,895	(14)	(40)
Repurchase agreement transactions	46,242	4,889	14,652	846	216
Escrow accounts	6,881	6,625	4,459	4	54
Total liquid assets	187,423	247,798	157,265	(24)	19
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	77.59	94.03	76.38	(1,644)	121
Liquid assets (*) as a percentage of total deposits	48.96	60.56	49.09	(1,160)	(13)
(*)

Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of September 30, 2019, the Bank’s liquid assets represented 77.59% of the Bank’s transactional deposits and 48.96% of its total deposits, as compared to 76.38% and 49.09%, respectively, as of September 30, 2018. Liquid assets in foreign currency represented 79.47% of the Bank´s transactional deposits in foreign currency, as of September 30, 2019.

17

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales S.A., consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Net interest income	1,787	2,039	1,857	(12)	(4)
Net fee income	3,620	2,950	2,342	23	55
Net results from financial instruments	573	420	221	36	159
Gold and foreign currency quotation differences	46	(35)	(4)	(231)	(1,250)
Other operating income	246	364	258	(32)	(5)
Loan loss provisions	(1,078)	(1,435)	(797)	(25)	35
Net operating income	5,194	4,303	3,877	21	34
Personnel expenses	(1,060)	(1,033)	(942)	3	13
Administrative expenses	(1,641)	(1,528)	(1,468)	7	12
Depreciations and devaluations of assets	(137)	(134)	(75)	2	83
Other operating expenses	(811)	(793)	(495)	2	64
Operating income	1,545	815	897	90	72
Income tax	(173)	296	(266)	(158)	(35)
Net income	1,372	1,111	631	23	117

Profitability and Efficiency		2019	2018	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Return(1) on average assets	9.64	8.17	5.62	147	402
Return(1) on average shareholders’ equity	40.10	38.65	25.36	145	1,474
Financial margin(1)(2)	15.96	18.51	16.36	(255)	(40)
Efficiency ratio (3)	53.80	58.49	63.02	(469)	(922)
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

During the Quarter, Tarjetas Regionales S.A. recorded net income of Ps.1,372 million, Ps.741 million (117%) higher than the figure recorded in the same quarter of the 2018 fiscal year. This profit represented a 9.64% annualized return on average assets and a 40.10% return on average shareholders’ equity, as compared to 5.62% and 25.36%, respectively, from the third quarter of the 2018 fiscal year.

Net operating income amounted to Ps.5,194 million, increasing 34% from the third quarter of the 2018 fiscal year, mainly as a consequence of the 55% increase of the net fee income.

Provisions for loan losses for the Quarter amounted to Ps.1,078 million, 35% higher than the Ps.797 million recorded in the same quarter of the prior fiscal year.

18

SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (bp)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Assets
Cash and due from banks	3,530	984	646	259	446
Debt securities	-	26	749	(100)	(100)
Net loans and other financing	41,424	45,638	40,516	(9)	2
Other financial assets	5,383	5,703	2,047	(6)	163
Property, bank premises, equipment	1,396	1,446	777	(3)	80
Intangible assets	627	526	368	19	70
Other non-financial assets	2,496	1,991	1,072	25	133
Total assets	54,856	56,314	46,175	(3)	19
Liabilities
Financing from financial entities	300	406	2,999	(26)	(90)
Other financial liabilities	24,439	24,871	18,770	(2)	30
Notes	13,026	15,797	12,096	(18)	8
Other non-financial liabilities	2,839	2,360	2,163	20	31
Total liabilities	40,604	43,434	36,028	(7)	13
Shareholders’ equity	14,252	12,880	10,147	11	40

ASSET QUALITY

Loan Portfolio Quality	1T	2019	2018	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Non-accrual loans(1)	6,404	6,219	3,127	3	105
Allowances for loan losses	6,241	5,772	3,110	8	101
Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	13.45	12.17	7.17	128	628
Allowance for loan losses to loans to the private sector	13.10	11.29	7.13	181	597
allowance for loan losses to non-accrual loans	97.45	92.81	99.46	464	(201)
Cost of risk (2)	8.99	12.03	8.19	(304)	80
(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2)	Annualized.

Analysis of Loan Loss Experience		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Allowances for loan losses
At the beginning of the Quarter	5,772	5,153	2,802	12	106
Changes in the allowance for loan losses
Provisions charged to income	990	1,357	718	(27)	38
Reversals of allowances for loan losses	(415)	(636)	-	(35)	-
Charge offs	(106)	(102)	(410)	4	(74)
Allowance for loan losses at the end of the Quarter	6.241	5,772	3,110	8	101
Charge to the income statement
Provisions charged to income(1)	(990)	(1,357)	(718)	(27)	38
Direct charge offs(1)	(88)	(78)	(93)	13	(5)
Bad debt recovered	42	62	105	(32)	(60)
Net charge to the income statement	(1,036)	(1,373)	(706)	(25)	47
(1)	Item included for calculating the cost of risk.

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GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Net results from financial instruments	20	18	63	11	(68)
Gold and foreign currency quotation differences	14	-	6	-	133
Other operating income	127	152	92	(16)	38
Net operating income	161	170	161	(5)	-
Personnel and administrative expenses	(39)	(30)	(36)	30	8
Other operating expenses	(8)	(8)	(8)	-	-
Operating income	114	132	117	(14)	(3)
Income tax	(29)	(12)	(35)	142	(17)
Net income	85	120	82	(29)	4

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation (%)
In millions of pesos, except otherwise noted	3Q19	2Q19	3Q18	vs 2Q19	vs 3Q18
Fima Premium	56,905	48,102	29,671	18	92
Fima Ahorro Pesos	2,284	14,081	7,154	(84)	(68)
Fima Ahorro Plus	2,339	10,209	4,690	(77)	(50)
Fima Capital Plus	103	201	242	(49)	(57)
Fima Renta en Pesos	125	329	346	(62)	(64)
Fima Renta Plus	73	165	167	(56)	(56)
Fima Abierto Pymes	499	488	329	2	52
Fima Acciones	294	374	463	(21)	(37)
Fima PB Acciones	540	768	1,141	(30)	(53)
Fima Mix I	4	8	10	(50)	(60)
Fima Renta Dolares I	2,160	4,136	10,847	(48)	(80)
Fima Renta Dolares II	659	1,549	3,055	(57)	(78)
Fima Renta Acciones Latinoamerica	163	133	-	23	-
Fima Renta Fija Internacional	3,074	5,953	-	(48)	-
Total Assets Under Management	69,222	86,496	58,115	(20)	19

SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Assets
Cash and due from banks	68	40	26	70	162
Other financial assets	278	187	451	49	(38)
Other non-financial assets	11	61	124	(82)	(91)
Total assets	357	288	601	24	(41)
Liabilities
Other non-financial liabilities	10	26	203	(62)	(95)
Total liabilities	10	26	203	(62)	(95)
Shareholders’ equity	347	262	398	32	(13)

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SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Earned premium	1,160	1,034	943	12	23
Incurred claims	(180)	(75)	(117)	140	54
Withdrawals	(6)	(2)	(3)	200	100
Life annuities	(3)	(2)	(1)	50	200
Acquisition and general expenses	(600)	(568)	(398)	6	51
Other income and expenses	14	(8)	(54)	275	126
Underwriting income	385	379	370	2	4
Interest income	251	120	100	109	151
Net results from financial instruments	(1)	38	29	(103)	(103)
Gold and foreign currency quotation differences	(3)	25	-	(112)	-
Other operating income	41	79	35	(48)	17
Net operating income	675	641	534	5	26
Personnel expenses	(166)	(143)	(120)	16	38
Administrative expenses	(109)	(92)	(77)	18	42
Depreciations and devaluations of assets	(27)	(24)	(15)	13	80
Other operating expenses	-	-	(51)	-	(100)
Operating income	373	382	271	(3)	37
Income tax	(112)	7	(81)	(1,700)	38
Net income	259	389	190	(33)	36
Other comprehensive income	(41)	(6)	1	583	(4,200)
Total comprehensive income	218	383	191	(43)	14

Profitability		2019	2018	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Return on average assets(1)	24.40	41.07	24.77	(1,667)	(37)
Return on average shareholders’ equity(1)	53.49	93.65	57.50	(4,016)	(401)
Efficiency ratio (2)	51.11	55.36	44.77	(425)	634
Combined ratio(3)	60.91	59.98	51.82	93	909
(1)	Annualized.
(2)	Acquisition and general expenses divided by earned premiums plus other income and expenses.
(3)	Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q19	vs 3Q18
Assets
Cash and due from banks	75	100	36	(25)	108
Debt securities	27	8	174	238	(84)
Net loans and other financing	307	427	293	(28)	5
Other financial assets	2,148	1,781	1,045	21	106
Property, bank premises, equipment	204	177	175	15	17
Intangible assets	63	77	59	(18)	7
Assets for insurance contracts	1,200	1,081	-	11	-
Other non-financial assets	248	358	1,065	(31)	(77)
Total assets	4,272	4,009	2,847	7	50
Liabilities
Financial entities	29	6	-	383	-
Liabilities for insurance contracts	1,338	1,272	-	5	-
Other non-financial liabilities	919	869	1,755	6	(48)
Total liabilities	2,286	2,147	1,755	6	30
Shareholders’ equity	1,986	1,862	1,092	7	82

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RELEVANT INFORMATION

NaranjaX VIRTUAL WALLET

Through one of its subsidiaries, GFG launched NaranjaX, an e-wallet that has a Uniform Virtual Key and that can be used for collections and payments with a QR code, for the purchase and sale of US-dollars and to charge transport cards.

REGULATORY CHANGES

DIVIDEND PAYMENTS

The Argentine Central Bank provided, effective August 30, 2019, that dividend distributions must have its authorization. Such authorization process will take into account, among other items, the potential effects of the application of section 5.5. of IFRS 9 (relating to impairment of the value of financial assets), and of IAS 29 (relating to the adjustment of financial statements).

FX MARKET CONTROLS

On September 1, 2019, through Decree No.609, certain regulations for the FX market were established, effective until December 31, 2019. Consequently, through its Communiqué “A” 6770 and other, the Argentine Central Bank established controls on access to the FX market, including the following:

●

Companies, local governments, mutual funds, financial trusts and other universalities established in Argentina need the prior consent of the Argentine Central Bank to access the foreign exchange market for the constitution of external assets.

●

The Argentine Central Bank’s prior consent has been established with respect to access to the foreign exchange market by individuals. A limit on the purchase of US dollars was initially established at US$ 10,000 per month. On October 28, 2019, through Communiqué “A” 6815, this limit was reduced to US$ 200 per month.

●

Likewise, the prior consent of the Argentine Central Bank is required for operations such as payment of dividends, the cancellation in advance of principal and interest payments of financial debts more than 3 business days prior to the expiration date, and access to the foreign exchange market for companies.

PUBLIC DEBT REPROFILLING

The National Executive Branch, through Decree No.596, made changes in the payment schedules of certain short-term public debt securities (Letes, Lecap, Lelink and Lecer):

●

15% of the total amount of the corresponding title will be canceled on the original due date (in the case of Lecaps that expire from January 1, 2020, the remaining balance payment will be canceled at 90 days since the cancellation of the payment of the 15%);

●	25% of the amount due on the original payment date, plus interest due on the remaining balance of such amount, will be paid within 90 calendar days of the previous payment; and

●	At 180 calendar days (counted from the corresponding original due date) the remaining balance will be canceled.

It is important to clarify that the Decree provides that these postponements in payments will not impact public debt securities held by individuals and that were registered as of July 31, 2019 in the Caja de Valores.

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MINIMUM CASH REQUIREMENTS

During the Quarter, the Argentine Central Bank decided that the minimum cash requirements in foreign currency for September and October were to be considered in a unified way. In addition, the Argentine Central Bank prohibited the integration of the minimum cash requirements in pesos with Leliq and Nobac.

NET GLOBAL FOREIGN CURRENCY POSITION

Effective as of August 22, 2019, the Argentine Central Bank established a cash position. Cash cannot constitute over 4% of computable capital or US$2.5 million, whichever is higher. In addition, the Argentine Central Bank established a limit for the positive net global position in foreign currency. Such limit is 5% of computable capital or US$2.5 million, whichever is higher.

INFLATION ADJUSTMENT

Through its Communiqué “A” 6651 the Argentine Central Bank established that the presentation of information restated in homogeneous currency shall be applied for financial periods beginning on or after January 1, 2020, in accordance with Law 27,468. Therefore, the criteria for restating the financial information established in IAS 29 has not been used. Its application would have widespread effects on the financial statements, and as a consequence the reported balances would be significantly affected. As of June 30, 2019, GFG’s equity would have amounted to Ps.100,365 million and GFG’s profit for the first nine months of the fiscal year would have been Ps.16,039 million, approximately.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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